Exhibit (a)(5)(A)

CONTACT:	Rick Howe
Senior Director, Corporate Communications
(858) 207-5859
richard.howe@biomedrealty.com

BIOMED REALTY ANNOUNCES REPURCHASE AT OPTION OF HOLDERS AND REDEMPTION OF 3.75% EXCHANGEABLE SENIOR NOTES DUE 2030

SAN DIEGO, Calif. – December 12, 2014 – BioMed Realty Trust, Inc. (the “Company”) (NYSE: BMR) announced today that holders of the 3.75% Exchangeable Senior Notes due 2030 (CUSIP No. 09064AAB7) (the “Notes”) of its operating partnership, BioMed Realty, L.P. (the “Operating Partnership”), which are fully and unconditionally guaranteed by the Company, have the right to surrender their Notes for purchase by the Operating Partnership pursuant to their option (the “Put Option”) under the Indenture governing the Notes, dated as of January 11, 2010 (the “Indenture”). The Put Option entitles each holder of the Notes to require the Operating Partnership to purchase all or any part of such holder’s Notes at a purchase price (the “Repurchase Price”) equal to 100% of the principal amount of the Notes on January 15, 2015 (the “Repurchase Date”). Unless the Operating Partnership defaults in making payment of the Repurchase Price, interest on the Notes repurchased will cease to accrue on and after the Repurchase Date.

The opportunity to surrender Notes for purchase pursuant to the Put Option commences today and expires at 5:00 p.m., New York City time, on Tuesday, January 13, 2015, which is the second business day immediately preceding the Repurchase Date. Holders may withdraw any Notes previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on January 13, 2015, which is the second business day immediately prior to the Repurchase Date. In order to exercise the Put Option and receive the Repurchase Price, or withdraw Notes previously surrendered, a holder must follow the procedures set forth in the Issuer Repurchase Notice, which is being mailed to all registered holders of the Notes.

None of the Company, the Operating Partnership or the Company’s board of directors or employees has made or is making any representation or recommendation as to whether or not any holder should surrender any Notes.

Redemption

In addition, the Company announced today that the Operating Partnership has given notice of its intention to redeem all of its outstanding Notes, pursuant to its option under the Indenture. The redemption date is

January 30, 2015 (the “Redemption Date”), and the redemption price is 100% of the principal amount of the Notes plus $1.4583 per $1,000 principal amount of Notes, which is the amount of accrued and unpaid interest thereon to, but excluding, the Redemption Date. As of December 11, 2014, there was approximately $95.7 million aggregate principal amount of the Notes outstanding.

Exchange Rights

In connection with the redemption, holders of the Notes have the right to exchange their Notes on or before 5:00 p.m., New York City time, on January 28, 2015, the second business day immediately prior to the Redemption Date, subject to the terms, conditions and adjustments set forth in the Indenture. The Notes are currently exchangeable at an exchange price of approximately $16.93 per share and an exchange rate of approximately 59.0748 shares of the Company’s common stock per $1,000 principal amount of the Notes surrendered, subject to adjustment (including for dividends that have been declared but not yet paid). Notes that have been surrendered pursuant to the Put Option may be exchanged only if withdrawn in accordance with the terms of the Indenture and the Issuer Repurchase Notice.

Pursuant to the terms of the Indenture, holders of record as of January 1, 2015 who wish to exchange their Notes rather than surrender them pursuant to the Put Option or have them redeemed, must exchange their Notes after 5:00 p.m., New York City time, on January 15, 2015, but before 5:00 p.m., New York City time, on January 28, 2015 in order to receive the regularly scheduled January 15, 2015 interest payment. Holders of record as of January 1, 2015 will not be entitled to the regularly scheduled January 15, 2015 interest payment if they surrender their Notes for exchange prior to 5:00 p.m., New York City time, on January 15, 2015. Notes not surrendered pursuant to the Put Option prior to 5:00 p.m., New York City time, on January 13, 2015, or for exchange prior to 5:00 p.m., New York City time, on January 28, 2015, will be redeemed by the Company on the Redemption Date.

Additional Information

U.S. Bank National Association, the Trustee, Paying Agent and Exchange Agent for the Notes, is mailing an Issuer Repurchase Notice and Notice of Redemption to all registered holders. In addition, the Company and the Operating Partnership will file the Issuer Repurchase Notice with a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission today. Copies of the Issuer Repurchase Notice, Notice of Redemption and additional information relating to the procedure for surrendering, exchange and/or redemption of the Notes may be obtained from U.S. Bank National Association by calling (800) 934-6802.

About BioMed Realty Trust

BioMed Realty, with its trusted expertise and valuable relationships, delivers optimal real estate solutions for biotechnology and pharmaceutical companies, scientific research institutions, government agencies and other entities involved in the life science industry. BioMed Realty owns or has interests in properties comprising approximately 17.2 million rentable square feet.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, without limitation: the risk that the Operating Partnership’s repurchase and/or redemption of the Notes will not occur on the terms described herein or at all; and general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants’ financial condition, and competition from other developers, owners and operators of real estate). For a further list and description of such risks and uncertainties, see the reports filed by the Company with the Securities and Exchange Commission, including the Company’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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